

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 30, 2009

Alan F. Feldman
Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.
One Crescent Drive, Suite 203
Philadelphia, PA 19112

> **Re:** **Resource Real Estate Opportunity REIT, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 7, 2009**
> **File No. 333-160463**

Dear Mr. Feldman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referenced in our comments correlate to the page numbers found in the courtesy copies that you provided us.

General

1. Please provide us with copies of all graphics, maps, photographs and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Industry Guide 5.

3. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

4. Please provide the disclosure required by Items 5 and 19 of Form S-11. Please revise or advise.

5. Please provide us with highlighted copies of any study, report or book that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement. We note the following statements:

    - "According to Torto Wheaton Research, from 1980 to 1989, over 2.2 million apartment unties were completed in the top 50 . . . ," page 103;

    - "A recent publication entitle A Case for Investing in U.S. Apartments, Torto Wheaton Research, (March 2009) elaborated on my of the reasons our sponsor has focused on . . . ," page 105;

    - "According to Richard Florida, author of The Rise of the Creative Class and How It's Transforming Work, Leisure, Community and Everyday Life . . . ," page 106

    - "(See Megaregions: The Important of Place, Richard Florida (Harvard Business Review, March, 2008))," page 107; and

    - "As described in David Brook's book *On Paradise Drive, How We Live Now (And Always Have) in the Future Tense* . . . ," page 107.

Front Cover Page of Prospectus

6. We note that your charter places some restrictions on the transferability of your
    common stock. Please include a statement on the cover page that discloses this to
    investors and include a cross-reference to the page in the prospectus where a
    discussion of the restriction appears. Refer to Item 1(b) of Form S-11 for guidance.

Prospectus Summary, page 1

7. We note that you have a particular focus on multifamily assets and that your targeted
    portfolio will consist of commercial real estate assets, principally (i) non-performing
    or distressed loans (ii) real estate owned by financial institutions, (iii) value-added
    multifamily rental properties, (iv) discounted investment-grade commercial
    mortgage-backed securities and (v) other real estate related assets. Please revise to
    state your anticipated holdings of each of your targeted assets and clarify if your
    focus on multifamily assets applies to each of your various asset classes. In addition,
    please disclose the target assets you intend to acquire if you only raise the minimum
    amount or an amount substantially less than your maximum. Please include similar
    disclosure in your "Use of Proceeds" section.

8. Please revise expand your disclosure to describe the sponsor and the actual operating
    entity that will be providing the substantive advisory services through the recently
    formed advisor.

Are there any risks involved in an investment in your shares?, page 2

9. Please revise to quantify and briefly describe the fees paid to your advisor and its
    affiliates. In addition, please quantify the percentage of debt you intend to incur and
    discuss whether you have any limitations on the amount of debt you can incur.

Will your advisor make an investment in us?, page 4

10. We note that your advisor will exchange 4,900 shares of your common stock for
    49,000 shares of your convertible stock at $1.00 per share. Please revise to discuss
    the purpose of these shares.

11. We note your ownership chart on page 10. Please include the ownership percentages
    of the various entities or clarify if they are wholly-owned.

Alan F. Feldman
Resource Real Estate Opportunity REIT, Inc.
July 30, 2009
Page 4

What are the fees that you will pay to the advisor and its affiliates?, page 10

12. We note that you include the acquisition fees assuming the maximum offering and
no debt. Please revise to clarify whether you intend to incur debt as part of your
business strategy or remove the reference to no debt. In addition, please disclose
debt financing fees assuming you use debt financing equal to the maximum amount
permitted by your policy and raise and invest the maximum offering amount.

13. We note, for the purposes of the asset management fee, that "cost" will equal the
amount actually paid and/or budgeted. Please revise to clarify how a "budgeted"
amount would be used to calculate this fee.

14. We note that you will reimburse your advisor the allocable share of costs for advisor
personnel and overhead. Please revise to clarify whether you will reimburse your
advisor salaries and other employment expenses.

How long will this offering last?, page 19

15. We note that the offering will terminate two years from the date of the prospectus,
unless extended. Please revise to state the final termination date of the extension
period. In addition, clarify what you mean by your reference to "rules promulgated
by the SEC."

Risk Factors, page 25

Risks Related to an Investment in Us, page 25

"There is no public trading market for your shares . . . ," page 25

16. Refer to comment 6 above. Please revise this risk factor to disclose to potential
investors that there is a restriction on transferability of their investment in you, which
creates added difficulty in selling their shares.

Management, page 69

17. Please update your disclosure prior to effectiveness to disclose your three
independent directors. Please also indicate if any of these persons serves as a
director of, or has an ownership interest in, another real estate investment program
that is sponsored by your advisor. To that effect, we note your disclosure on page 69
that "[s]erving as a director of, or having an ownership interest in, another Resource
Real Estate-sponsored program will not, by itself, preclude independent-director
status."

Audit Committee, page 70

18. Please revise your disclosure to indicate whether one of the audit committee members will qualify as an "audit committee financial expert" or explain why you have determined not to include a "financial expert" on the audit committee.

Our Advisor, page 74

19. Please revise to disclose the amount of time your executive officers will devote to you. Furthermore, we note your disclosure beginning on page 86. To the extent that they are involved in the management of other Resource Real Estate-sponsored programs, please disclose their duties, responsibilities and time allocation to those other programs. Similar disclosure should also appear in your "Conflicts of Interest" section.

The Advisory Agreement, page 74

20. Please revise your disclosure to indicate when the advisory agreement became effective.

Conflicts of Interest, page 86

21. Please revise your disclosure to address the conflict of interest that is presented when determining whether to pursue liquidation or listing, including a discussion of the benefits the advisor would receive by pursuing listing over liquidation.

Our Affiliates' Interests in Other Resource Real Estate Programs, page 86

22. We note that you have ten programs with similar investment objectives. Please expand this disclosure to specifically identify those programs which are in direct competition with you.

Investment Objective and Policies, page 95

Conditions to Closing Debt Investments, page 99

23. We note your statement that "[y]our advisor will *typically* perform a diligence review on each property underlying any mortgage, loan or other debt security that we purchase" (emphasis added). Please expand your disclosure to provide examples of when your advisor may not performance a diligence review.

Experience Buying, Improving and Selling Discounted Real Estate Related Debt, page 100

24. We note the table on pages 100 and 101 and footnote 3 on page 101. Please revise the disclosure to clarify the nature of your investment for each property listed, the type of debt (first mortgage, mezzanine, B Note, etc.), how long you held each investment and the geographic location of each property. In addition, please quantify all your expenses relating to each investment.

Our Multifamily Focus, page 105

25. Please tell us the basis for management's belief that "[o]ver the past 30 years, multifamily rental properties have produced higher returns with lower volatility than the other major real estate sectors . . . ."

Plan of Operation, page 120

26. Please revise to provide detailed disclosure regarding how your business plan will be impacted if you raise only the minimum amount of the offering or significantly less than the maximum.

Prior Performance Summary, page 126

27. We note your statement on page 126 that you do not include the prior performance information for the Resource America-sponsored REITs "because they do not invest primarily in real estate; rather they invest primarily in commercial mortgage-backed securities, mezzanine loans, mortgages and other real estate related debt securities." Please note that commercial mortgage-backed securities, mezzanine loans, mortgages and other real estate related debt would be considered real estate assets. Please revise your disclosure accordingly and provide the applicable prior performance information for the Resource America-sponsored REITS.

28. We note that you have only provided tables that detail the program's owned interests in real properties. Please revise your prior performance summary and tables to disclose all real estate assets, including mortgages and other real estate-related debt instruments. For example only, we note that Resource Real Estate Investors 6, L.P. also owns three subordinated notes and one of its loans has been placed on non-accrual status. Please revise your disclosure accordingly for all programs.

29. Please disclose the liquidation target date for each prior program.

30. We note footnote 1 for each table in the prior performance summary. Please revise
to clarify what you mean by 'acquisition costs' and quantify such fees, either by
cross-reference to the appropriate table or otherwise.

31. We note that distributions in RREI have been funded since January 2008 from
operating cash flow and advances from its general partner. Please clarify the amount
funded from advances from its general partner and whether any other Resource Real
Estate sponsored programs have received advances from the general partner or
whether the general partner or an affiliate has agreed to waive or defer all or a
portion of the acquisition, asset management or other fees due them or otherwise
supplement investor returns in order to increase the amount of cash available for
distributions to investors.

Description of Shares, page 162

32. The statement that all of the common stock offered will be "duly authorized, fully
paid, validly issued and non-assessable" is a legal conclusion that you are not
qualified to make. Please revise to disclose that you have received an opinion of
counsel to this effect and file counsel's consent to be named in this section or delete
the statement.

Share Redemption Program, page 173

33. Please be advised that you are responsible for analyzing the applicability of the
tender offer rules, including Rule 13e-4 and Regulation 14E, to your redemption
program. Please consider all the elements of your share redemption program in
determining whether the program is consistent with relief granted by the Division of
Corporation Finance in prior no action letters. See T REIT Inc. (Letter dated June 4,
2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003)
and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). For
example, under the relief granted by the Division, the number of shares to be
repurchased by a company under a redemption plan will generally not exceed 5
percent of the number of shares outstanding during a 12-month period. To the extent
you have questions as to whether the program is entirely consistent with the relief
previously granted by the Division of Corporation Finance, you may contact the
Division's Office of Mergers and Acquisitions.

Appendix A – Prior Performance Tables, page A-1

34. We note in the introductory narrative to these tables that you state it is a summary of programs that have closed offerings. In the tables, however, we note that the offerings by Resource Real Estate Investors 7, L.P. and Resource Real Estate Opportunity Fund, L.P. have not yet closed. Please revise or advise.

35. Please revise the introduction to the tables to include a discussion of the factors the sponsor considered in determining which previous programs had similar investment objectives to your investment objectives.

Part II. Information Not Required In Prospectus, page II-1

Item 32. Sales to Special Parties, page II-1

36. We note that certain people may purchase shares in this offering at a discounted price under the "friends and family" program. Please expand your disclosure to discuss how many shares will be offered at this price and include similar disclosure in your "Plan of Distribution" section.

Item 36. Financial Statements and Exhibits

37. We note that you have filed, or will file in an amendment, the "form" of many exhibits, such as your articles of incorporation, bylaws, dealer manager agreement and advisory agreement. Please file the actual exhibits or explain why you have only filed the forms of such exhibits.

38. Please file the legal and tax opinions with the next amendment or provide draft opinions for us to review. We must review the opinions before we declare the registration statement effective and we may have additional comments.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Robert Bergdolt, Esq.
    R. Neil Miller, Esq.
    DLA Piper LLP (US)
    Via facsimile (919) 786-2000